Exhibit 99.1

MEDIROM MOTHER Labs Provides MOTHER Bracelet®︎ Device and Remote Health Monitoring System, REMONY, to TOPPAN Inc.

January 21, 2025, Tokyo, Japan: MEDIROM Healthcare technologies Inc. (NASDAQ: MRM) (“MEDIROM”), a health technology and holistic healthcare company headquartered in Tokyo, Japan and led by CEO Kouji Eguchi, is pleased to announce that its subsidiary, MEDIROM MOTHER Labs Inc. (“MOTHER Labs”) is now providing its remote health monitoring system, REMONY, and charging-free smart tracker device, MOTHER Bracelet®︎, to the Electronics Division of TOPPAN Inc. (Tokyo Stock Exchange: 7911).

In recent years, employee health management has shifted from being an individual’s responsibility to becoming one of the key priorities for companies. Since their founding, TOPPAN has consistently undertaken various initiatives to ensure the physical and mental well-being of their employees based on the core philosophy of respect for human beings. As part of TOPPAN’s efforts to promote employee health, creating a safe and secure living environment for employees living alone, such as those on solo assignments, has been one of the key initiatives. By utilizing REMONY, TOPPAN aims to establish an environment that enables early detection and prompt responses in the event of certain health abnormalities.

About the MOTHER Bracelet, Recharge-Free Smart Tracker

MOTHER Bracelet is the world's first 24/7 recharge-free smart tracker, powered by advanced technology that generates electricity from the temperature difference between the body and the surrounding air. As it doesn't require recharging, it eliminates the data loss that can occur when a device is taken off for recharging. This single device can record five fundamental health metrics: heart rate, surface body temperature, step count, sleep, and calories burned. https://mother-bracelet.com

About Remote Health Monitoring System - REMONY

“REMONY” remote health monitoring system, developed by MEDIROM MOTHER Labs, combines the wrist-worn recharge-free smart tracker MOTHER Bracelet with a dedicated gateway. The system enables automatic data synchronization and centralized real-time management. Health monitoring with conventional wearables often faces challenges due to data loss during device recharge period. However, MOTHER Bracelet measures user vital data in real-time 24/7 without needing removal for recharge. As a result, it allows prompt and early detection of health emergencies and accident prevention with high accuracy. The system is customizable for use in various industries, including elderly care, health monitoring for night shift workers, etc.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates over 300 wellness salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by MEDIROM. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en

Contact:

Investor Relations Team

E-mail:ir@medirom.co.jp

About TOPPAN Inc.

TOPPAN Inc. develops solutions based on its printing technologies in Japan and internationally. It operates through three business segments: Information & Communication, Living & Industry, and Electronics. Its Information & Communication business offers securities, passbooks, cards, business forms, catalogs, and printed advertising media, as well as printed publication media, such as magazines and books, and business process outsourcing. The Living & Industry business provides packaging, including flexible packaging materials and folding cartons, rigid plastic products, inks, and transparent barrier films; and decor materials, such as decorative sheets and wallpapers. Its Electronics business offers LCD color filters, TFT-LCDs, antireflection films, photomasks, and semiconductor package products. TOPPAN Inc. is the core operating company of the TOPPAN Group, which was reorganized into a holding company structure in October 2023, 123 years after Toppan Printing was founded in Tokyo in 1900. https://www.toppan.com/en/

Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●	changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
●	MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
●	MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	MEDIROM’s ability to raise additional capital on acceptable terms or at all;
●	MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
●	changes in consumer preferences and MEDIROM’s competitive environment;
●	MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.